Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Kanner Robert H.			2. Date of Event Requiring Statement (Month/Day/Year) December 11, 2001	4. Issuer Name and Ticker or Trading Symbol PRIME RETAIL, INC. - - PMREP
(Last) (First) (Middle) 3830 Kelley Avenue
(Street) Cleveland, Ohio 44114			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X __ Director __ 10% Owner __ Officer (give title below) __ Other (specify below) ___________________________			6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)							7. Individual or Joint/Group Filing (Check Applicable Line) X __ Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)		3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)		4. Nature of Indirect Beneficial Ownership (Instr. 5)
Prime Retail, Inc. 10.5% Series A			100,800 shares		I		In bank Custody
Preferred Stock							Account

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amont or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	/s/Robert H. Kanner __________________________ **Signature of Reporting Person	December 17, 2001__________________________ Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 08/23/1999